FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 25, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MATERIAL FACT

BRF S.A.

COMPANHIA ABERTA

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market in general that it concluded, on May 22, 2020, the Company’s share buyback program, approved by the Company’s board of directors in the meeting held on March 26, 2020 and announced in the Material Fact on the same date.

By means of the aforementioned program, the Company acquired 4,836,000 common shares, representative of approximately 0,60% of its capital stock.

As informed, the goal was to acquire the shares to maintain them in treasury, to cancel or to later sell them in the market as well as to comply with the obligations assumed by the Company under (i) the Stock Option Plan, approved in the Company’s Ordinary and Extraordinary Shareholders’ Meeting, dated as of April 8, 2018 and altered in the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 27, 2020; and  (ii) the Restricted Stock Option Plan, approved in the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 8, 2015 and altered in the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April, 26, 2017, in the Company’s Extraordinary Shareholders’ Meeting dated as of May 25, 2018, in the Company’s Ordinary and Extraordinary Shareholders’ Meeting, dated as of April 29, 2019 and the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 27, 2020.

São Paulo, May 25, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer